Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	November 7, 2016

Seabridge Gold Files KSM Project Technical Report
Updated PFS Confirms KSM Reserves Economic at Current Metal Prices
 PEA Including New Discoveries Substantially Improves Estimated Profitability

Toronto, Canada – Seabridge Gold Inc. announced today that it has filed a NI 43-101 Technical Report at www.sedar.com for its 100%-owned KSM project located in northern British Columbia, Canada. The Technical Report includes previously announced results from an updated Preliminary Feasibility Study (the “PFS”) and a new Preliminary Economic Assessment (the “PEA”). The 2016 PFS was prepared by Tetra Tech, Inc. and the PEA was prepared by Amec Foster Wheeler Americas Limited. Both studies estimate operating and total costs for KSM that are well below industry averages for producing mines.

The 2016 PFS incorporates KSM’s Measured and Indicated Mineral Resources into mine plans generating Proven and Probable Mineral Reserves of 2.2 billion tonnes grading 0.55 grams per tonne gold, 0.21% copper and 2.6 grams per tonne silver (38.8 million ounces of gold, 10.2 billion pounds of copper and 183 million ounces of silver). (For details see http://seabridgegold.net/News/Article/626/) The 2016 PFS does not include the higher grade resources delineated at Deep Kerr and the Iron Cap Lower Zone as they are in the Inferred Mineral Resources category which cannot be considered as Mineral Reserves required for inclusion in a PFS.

The project design in the PEA includes the higher grade resources from Deep Kerr and the Iron Cap Lower Zone, enabling the mining method to shift from predominantly open pit in the PFS to primarily low cost block cave mining. This design significantly reduces the number and size of the open pits and the project’s environmental impact. The net result is a substantial improvement in estimated economic returns. (For details see http://seabridgegold.net/News/Article/630/). Note that Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Seabridge Chairman and CEO Rudi Fronk commented that “the PFS remains a viable option for developing the KSM Project. However, the PEA is a creative response to our recent higher-grade discoveries and the industry’s successful development of more efficient and cost-effective underground mining technologies. Although the PEA is more conceptual in nature than the PFS and includes Inferred Mineral Resources, we believe its approach is an important step forward for KSM, offering greater rewards both economically and environmentally.”

To compare the economic projections of the 2016 PFS and the PEA, three cases were presented. A Base Case economic evaluation was undertaken incorporating historical three-year trailing averages for metal prices as of July 31, 2016. This approach adheres to United States Securities and Exchange Commission policy and is consistent with industry practice. Two alternate cases were constructed: (i) a Recent Spot Case incorporating recent spot prices for gold, copper, silver and the US$/Cdn$ exchange rate; and (ii) an Alternate Case that incorporates higher metal prices to demonstrate the project’s sensitivity to rising prices.

The pre-tax and post-tax estimated economic results in U.S. dollars for all three cases are as follows:

Projected Economic Results (US$)

	Base Case		Recent Spot		Alternate
	2016 PEA	2016 PFS	2016 PEA	2016 PFS	2016 PEA	2016 PFS
Metal Prices:
Gold ($/ounce)	1,230		1,350		1,500
Copper ($/pound)	2.75		2.20		3.00
Silver ($/ounce)	17.75		20.00		25.00
US$/Cdn$ Exchange Rate:	0.80		0.77		0.80
Cost Summary:
Operating Costs Per Oz of Gold (life of mine)	-$179	$277	$32	$404	-$319	$183
Total Cost Per Ounce of Gold Produced	$358	$673	$553	$787	$218	$580
Copper Credits Per Oz Gold Included in Costs	-$1,328	-$795	-$1,104	-$636	-$1,449	-$868
Silver Credits per Oz Gold Included in Costs	-$83	-$71	-$97	-$80	-$117	-$100
Initial Capital (includes pre-production mining)	$5.5 billion	$5.0 billion	$5.3 billion	$4.8 billion	$5.5 billion	$5.0 billion
Sustaining Capital	$10.0 billion	$5.5 billion	$9.7 billion	$5.3 billion	$10.0 billion	$5.5 billion
Unit Operating Cost On-site (US$/tonne)	$11.61	$12.36	$11.17	$12.09	$11.61	$12.36
Pre-Tax Results:
Net Cash Flow	$26.3 billion	$15.9 billion	$24.1 billion	$16.1 billion	$38.7 billion	$26.3 billion
NPV @ 5% Discount Rate	$6.1 billion	$3.3 billion	$5.7 billion	$3.5 billion	$10.2 billion	$6.5 billion
Internal Rate of Return	12.7%	10.4%	12.9%	11.1%	16.9%	14.6%
Payback Period (years)	5.6	6.0	5.3	5.6	3.9	4.1
Post-Tax Results:
Net Cash Flow	$16.7 billion	$10.0 billion	$15.3 billion	$10.1 billion	$24.7 billion	$16.7 billion
NPV @ 5% Discount Rate	$3.4 billion	$1.5 billion	$3.2 billion	$1.7 billion	$6.0 billion	$3.7 billion
Internal Rate of Return	10.0%	8.0%	10.1%	8.5%	13.4%	11.4%
Payback Period (years)	6.4	6.8	6.1	6.4	4.7	4.9

Note: Operating and total cost per ounce of gold are after copper and silver credits. Total cost per ounce includes all start-up capital, sustaining capital and reclamation/closure costs. The post-tax results include the B.C. Mineral Tax and corporate provincial and federal taxes. The projected economic results do not give effect to a third party option to acquire a 2% royalty on gold and silver production for a payment to Seabridge of $160 million nor the expenses associated with agreements which have been or in future may be concluded with aboriginal groups in the vicinity of the Project.

The NI 43-101 Technical Report includes sensitivity analyses illustrating the impact on project economics from positive and negative changes to metal prices, capital costs and operating costs.

National Instrument 43-101 Disclosure The KSM 2016 PFS update was prepared by Tetra Tech, and the KSM 2016 PEA was prepared by Amec Foster Wheeler as principal consultants for their respective studies. Both studies incorporate the work of a number of industry-leading consulting firms as identified in the news releases of September 19 and October 6, 2016. This news release has been reviewed and approved by Qualified Persons from the principal consultants. Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge. The principal consultants, and their Qualified Persons are listed below:

•	Tetra Tech, under the direction of Hassan Ghaffari P. Eng. (PFS content)
•	Amec Foster Wheeler, under the direction of Simon Allard P.Eng. (PEA content)

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge Gold’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All Mineral Reserve and Mineral Resources estimates reported by the Corporation were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Definition Standards for Mineral Resources and Mineral Reserves. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of Mineral Resources and Mineral Reserves; (ii) both the PFS and the PEA representing viable development options for the Project and the PEA being an important step forward for KSM, offering greater rewards both economically and environmentally; (iii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods; (iv) the estimated amount of future production, both tonnes and grade produced and metal recovered; and (v) estimates of operating costs and total costs, net cash flow, net present value and economic returns from an operating mine; and (vi) estimated operating and total costs for KSM being well below industry averages for producing mines. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; (iii) the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iv) the capacities, efficiencies and durability of various machinery and equipment, including the rates at which drawpoints can be established and mucked; (v) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times; (vi) currency exchange rates; (vii) metals sales prices and exchange rate assumed; (viii) appropriate discount rates applied to the cash flows in the economic analysis; (ix) tax rates and royalty rates applicable to the proposed mining operation; (x) the availability of acceptable financing under assumed structure and costs; (xi) anticipated mining losses and dilution; (xii) metallurgical performance; (xiii) reasonable contingency requirements; (xiv) success in realizing proposed operations; (xv) receipt of permits and other regulatory approvals on acceptable terms; and (xvi) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as Mineral Resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2015 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman and C.E.O.

For further information, please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net